

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

June 25, 2007

By Facsimile and U.S. Mail

Mr. Charles P. Huffman
Chief Financial Officer
EnergySouth, Inc
2828 Dauphin Street
Mobile, Alabama 36606

> **Re:** **EnergySouth, Inc**
> **Form 10-K for the fiscal year ended September 30, 2006**
> **Filed December 14, 2006**
> **File No. 000-29604**

Dear Mr. Huffman:

We have completed our review on the above referenced filing and have no further comments at this time.

Sincerely,

Michael Moran
Accounting Branch Chief